                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) (c),
     AND (d) AND AMENDMENT THERETO FILED PURSUANT TO RULE 13D-2(b)

                              Eclipsys Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    278856109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------

Wilfam, L.P.                                         with a copy to:
100 Chetwynd Drive                                   Hale and Dorr LLP
Rosemont, PA 19010                                   11951 Freedom Drive
Attention: M. Donald Wright                          Reston, VA
(601) 527-7460                                       Attention:  Brent B. Siler
                                                     (703) 654-7028
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 24, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|_|                     Rule 13d-1(b)

|X|                     Rule 13d-1(c)

|_|                     Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                                  SCHEDULE 13G


CUSIP NO. 278856109


           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1     WILFAM, L.P.

------------ -------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |_|
     2                                                               (b)  |_|
------------ -------------------------------------------------------------------

     3     SEC USE ONLY

------------ -------------------------------------------------------------------
     4     CITIZENSHIP OR PLACE OF ORGANIZATION   STATE OF DELAWARE

--------------------------------------------------------------------------------
                                                 SOLE VOTING POWER
               NUMBER
                 OF                       5      2,109,093
                                     ----------- -------------------------------
               SHARES                            SHARED VOTING POWER

            BENEFICIALLY
               OWNED                      6      2,109,093
                                     ----------- -------------------------------
                 BY                              SOLE DISPOSITIVE POWER
                EACH
             REPORTING                    7      2,109,093
                                     ----------- -------------------------------
                                                 SHARED DISPOSITIVE POWER
               PERSON
                WITH                      8      2,109,093
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9     2,109,093

--------------------------------------------------------------------------------

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    11     5.7%
------------ -------------------------------------------------------------------
           TYPE OF REPORTING PERSON

     12    PN
------------ -------------------------------------------------------------------

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       This Statement on Schedule 13G (this "Statement") reports the ownership of shares of Common Stock of Eclipsys Corporation by Wilfam, L.P. ("Wilfam") and amends the Statement on Schedule 13D (the "Schedule 13D") filed by Wilfam, on April 10, 2000. The Schedule 13D reported that certain of the stockholders of Eclipsys Corporation ("Eclipsys" or the "Issuer"), including Wilfam, had entered into Voting Agreements, dated March 30, 2000, representing 11,302,613 of the outstanding shares of Eclipsys Common Stock with Neoforma.com, Inc. ("Neoforma")(the "Voting Agreements"). Pursuant to the Voting Agreements such Eclipsys stockholders, including Wilfam, granted Neoforma irrevocable proxies to vote in favor of the Agreement and Plan of Merger, dated March 30, 2000, by and among Eclipsys, Neoforma and NeoIII Acquisition Corp. (the "Merger Agreement") On May 24, 2000, the parties terminated the Merger Agreement. Pursuant to their terms, the Voting Agreements terminated upon the termination of the Merger Agreement.

ITEM   1(a). NAME OF ISSUER

The name of the issuer is Eclipsys.

ITEM   1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The principal executive offices of the Issuer are located at 777 East Atlantic Avenue, Suite 200, Delray Beach, Florida 33483.

ITEM   2(a). NAME OF PERSON FILING

This Schedule 13G is being filed on behalf of Wilfam.

ITEM   2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE

The principal business office of Wilfam, L.P. is 100 Chetwynd Drive Rosemont, PA 19010, Attention: M. Donald Wright.

ITEM   2(c). CITIZENSHIP

Wilfam is a Delaware limited partnership.

ITEM   2(d). TITLE OF CLASS OF SECURITIES

The title of the class of securities is Common Stock, $.01 par value per share.

ITEM   2(e). CUSIP NUMBER

The Issuer's CUSIP Number is 278856109.

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ITEM   3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR
       (c), CHECK WHETHER THE PERSON FILING IS A:

       (a)    [ ] Broker or dealer registered under Section 15 of the Act
       (b)    [ ] Bank as defined in Section 3(a)(6) of the Act
       (c)    [ ] Insurance Company as defined in Section 3(a)(19) of the Act
       (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
       (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
       (f) [ ] Employee Benefit Plan or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
       (g) [ ] Parent Holding Company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G)
       (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
       (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
       (j)    [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

       If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Not Applicable

ITEM   4. OWNERSHIP

       (a)    Amount beneficially owned: 2,109,093

       (b)    Percent of Class: 5.7%

       (c)    Number of shares as to which such person has:

              (i)    Sole power to vote or direct the vote: 2,109,093

              (ii)   Shared power to vote or direct the vote: 0

              (iii)  Sole power to dispose or to direct the disposition of:
                     2,109,093

              (iv)   Shared power to dispose or to direct the disposition of: 0

ITEM   5. OWNERSHIP OF FIVE PERCENT OR LESS

Not applicable.

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ITEM   6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM   7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM   8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM   9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM   10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 8, 2000

                                  WILFAM, L.P.

                                  By:      Wilfam, Inc., its general partner

                                  By:  /s/ M. Donald Wright
                                       ---------------------
                                           Name:  M. Donald Wright
                                           Title:  President


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